Exhibit 99.1

JOINT PRESS RELEASE

INTESA SANPAOLO AND CREDIT AGRICOLE SA NOT TO PURSUE
ASSET MANAGEMENT PARTNERSHIP

Turin, Milan, Paris 24th January 2007 — In the wake of the decision of the Italian Competition Authority “AGCM” issued on 20th December 2006, Intesa Sanpaolo S.p.A. and Crédit Agricole S.A. have decided not to pursue their asset management European project and to dissolve their asset management partnership (CAAM sgr).

This will be done in accordance with the terms disclosed in Banca Intesa and Crédit Agricole S.A.’s press releases issued on 11th October 2006 and in compliance with regulations in force.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation  of an offer to purchase, sell or exchange any securities.  The shares of Intesa Sanpaolo S.p.A. may not be  offered or sold in the United States except pursuant to an effective registration statement under the Securities Act of 1933 or pursuant to a valid exemption from registration.

Intesa Sanpaolo
Investor Relations (Andrea Tamagnini)	Media Relations (Costanza Esclapon)
+39.02.87943180	+39.02.87963531
investorelations@bancaintesa.it	stampa@bancaintesa.it
investor.relations@sanpaoloimi.com	infomedia@sanpaoloimi.com

www.intesasanpaolo.com

Crédit Agricole S.A.	M: Communications
Alain Berry - Tel: +33 (0) 1 43 23 59 44	Louise Tingström - Tel: +44 (0) 20 7153 1537
Anne-Sophie Gentil — Tel: +33 (0) 1 43 23 37 51	Mob: +44 (0) 789 906 6995